XTribe, P.L.C.

1st floor

Victory House, 99-101

Regent Street

London W1B4EZ

United Kingdom

April 6, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo, Legal Branch Chief

Re:	XTribe P.L.C (the “Company”)
Amendment No. 2 to Registration on Form S-1
File No. 333-214799
Filed on February 2, 2017

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 10, 2017 addressed to Mr. Enrico Dal Monte, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 2 to Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 2 to Form S-1.

Dilution, page 23

1.	We note your revised disclosures in response to prior comment 1. Please also revise your dilution information to show the impact on the dilution per share if 25%, 50% and 80% of the shares are sold in this offering.

COMPANY RESPONSE:

We have revised our dilution table to show the impact on the dilution per share if 25%, 50% and 80% of the shares are sold in this offering.

Overview, page 27

2.      Please include a discussion of whether there is a minimum amount of capital necessary to effectuate your plan of operations, and whether the various funding levels will be enough to reach that minimum. To the extent that there is such a minimum, disclose the risks that investors face if less than the minimum amount of capital is raised.

COMPANY RESPONSE:

We have enhanced our disclosure in this section to address minimum amounts of capital required to achieve certain milestones. We have also added a risk factor to address the importance of the level of funding achieved in the Offering.

Properties

Offices, page 33

3.       We note your revised disclosure in response to prior comment 6 that you do not incur any expenses with respect to facilities you utilize. Please provide a description of any arrangements you have regarding the location and character of any physical space the company uses. Refer to Item 102 of Regulation S-K.

COMPANY RESPONSE:

We have revised our disclosure to state that the Company does not have any operating offices or facilities at this time. Most of the work required for the Company at this time is performed by consultants who work from their residences or personal offices. The Company does intend to lease appropriate offices when cash flow or funding permits.

Related Party Transactions, page 40

4.       We note your response to prior comment 8. Please summarize the material terms of the following:

●	all loans from the Chief Executive Officer and the Chief Financial Officer to the Company;

●	the consulting agreement entered into with Phronesis Consulting Sagl; and

●	any software purchase agreement entered into by XTRIBE P.L.C. with the unnamed company that the Chief Executive Officer has a material interest in.

COMPANY RESPONSE:

We have enhanced our disclosure to describe all loans involving executives and directors of the Company. We have also included a discussion of the material terms of the consulting agreement with Phronesis Consulting Sagl and the software purchase agreement with Twodoubleu S.R.L. Both of these agreements have been included as Exhibits 10.3 and 10.4, respectively.

On behalf of the Company, we acknowledge that:

●       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

XTRIBE, P.L.C,

	By:	/S/ Enrico Dal Monte
Enrico Dal Monte
Chief Executive Officer

cc: Robert L. B. Diener, Esq.